# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: biote Corp., CIK 0001819253
CUSIP: 090683103
Title of class of securities: Class A common stock, par value $0.0001 per share
Address of issuer's principal executive offices: 1875 W. Walnut Hill Ln #100, Irving, Texas (TX), 75038
Date of event which requires filing of this statement: 03/13/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000919574-24-001497
Filed by CIK 0001582271

## Reporting persons
- Roystone Capital Management LP: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Roystone Management Holdings LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,927,547; sole dispositive power 0; shared dispositive power 3,927,547; aggregate amount beneficially owned 3,927,547 (12% of the class)
- RB Management GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,927,547; sole dispositive power 0; shared dispositive power 3,927,547; aggregate amount beneficially owned 3,927,547 (12% of the class)
- Roystone Capital Holdings LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Guines LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,927,547; sole dispositive power 0; shared dispositive power 3,927,547; aggregate amount beneficially owned 3,927,547 (12% of the class)
- Richard Barrera: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,927,547; sole dispositive power 0; shared dispositive power 3,927,547; aggregate amount beneficially owned 3,927,547 (12% of the class)

## Item 1. Issuer
Name of issuer: biote Corp.
Address of issuer's principal executive offices: 1875 W. Walnut Hill Ln #100 Irving, TX 75038

## Item 2. Person Filing
Name of person filing:
Roystone Capital Management LP
Roystone Management Holdings LLC
RB Management GP LLC
Roystone Capital Holdings LLC
Guines LLC
Richard Barrera
Address of principal business office or, if none, residence:
Roystone Capital Management LP
767 Third Avenue, 29th Floor
New York, New York 10017
United States of America

Roystone Management Holdings LLC
767 Third Avenue, 29th Floor
New York, New York 10017
United States of America

RB Management GP LLC
767 Third Avenue, 29th Floor
New York, New York 10017
United States of America

Roystone Capital Holdings LLC
767 Third Avenue, 29th Floor
New York, New York 10017
United States of America

Guines LLC
767 Third Avenue, 29th Floor
New York, New York 10017
United States of America

Richard Barrera
767 Third Avenue, 29th Floor
New York, New York 10017
United States of America
Citizenship:
Roystone Capital Management LP - Delaware
Roystone Management Holdings LLC - Delaware
RB Management GP LLC - Delaware
Roystone Capital Holdings LLC - Delaware
Guines LLC - Delaware
Richard Barrera - United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Roystone Capital Management LP - 0
Roystone Management Holdings LLC - 3,927,547
RB Management GP LLC - 3,927,547
Roystone Capital Holdings LLC - 0
Guines LLC - 3,927,547
Richard Barrera - 3,927,547
Percent of class:
Roystone Capital Management LP - 0%
Roystone Management Holdings LLC - 12.0%
RB Management GP LLC - 12.0%
Roystone Capital Holdings LLC - 0%
Guines LLC - 12.0%
Richard Barrera - 12.0%
Sole power to vote or to direct the vote:
Roystone Capital Management LP - 0
Roystone Management Holdings LLC - 0
RB Management GP LLC - 0
Roystone Capital Holdings LLC - 0
Guines LLC - 0
Richard Barrera - 0
Shared power to vote or to direct the vote:
Roystone Capital Management LP - 0
Roystone Management Holdings LLC - 3,927,547
RB Management GP LLC - 3,927,547
Roystone Capital Holdings LLC - 0
Guines LLC - 3,927,547
Richard Barrera - 3,927,547
Sole power to dispose or to direct the disposition:
Roystone Capital Management LP - 0
Roystone Management Holdings LLC - 0
RB Management GP LLC - 0
Roystone Capital Holdings LLC - 0
Guines LLC - 0
Richard Barrera - 0
Shared power to dispose or to direct the disposition:
Roystone Capital Management LP - 0
Roystone Management Holdings LLC - 3,927,547
RB Management GP LLC - 3,927,547
Roystone Capital Holdings LLC - 0
Guines LLC - 3,927,547
Richard Barrera - 3,927,547

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person:
As of January 1, 2025, Roystone Capital Management LP is no longer the investment adviser to Guines LLC.

All of the securities reported in this Schedule 13G are directly owned by advisory clients of Roystone Management Holdings LLC. None of those advisory clients, other than Guines LLC, may be deemed to beneficially own more than 5% of the Class A common stock, par value $0.0001 per share.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Material to be Filed as Exhibit:

Exhibit A - Joint Filing Agreement

## Signatures
- Roystone Capital Management LP: By: /s/ Laura Roche, Laura Roche/Chief Financial Officer of Roystone Capital Holdings LLC, its general partner (03/18/2025)
- Roystone Management Holdings LLC: By: /s/ Laura Roche, Laura Roche/COO, CFO (03/18/2025)
- RB Management GP LLC: By: /s/ Richard Barrera, Richard Barrera/Managing Member (03/18/2025)
- Roystone Capital Holdings LLC: By: /s/ Richard Barrera, Richard Barrera/Managing Member (03/18/2025)
- Guines LLC: By: /s/ Richard Barrera, Richard Barrera/Managing Member (03/18/2025)
- Richard Barrera: By: /s/ Richard Barrera, Richard Barrera (03/18/2025)